Exhibit 10.18

FIFTH THIRD BANCORP

Schedule of Executive Officer Compensation Arrangements

The Company’s cash compensation package for its executive officers consists of two components: (1) base salary; and (2) annual performance-based bonuses. The Company also provides long-term equity-based incentive compensation to its executive officers as a means to drive long-term performance and promote ownership in the Company as well as other benefits.

Base Salary

Individual salaries are reviewed annually and salary increases are based on the Company’s overall performance and the executive’s attainment of individual objectives during the preceding year, as well as any changes in the executive’s position.

Set forth below are the 2007 base salaries of the Company’s Chairman & Chief Executive Officer, Chief Financial Officer and the three other highest paid Executive Officers of the Company (2006 annual salary is also shown for comparison):

Executive Officer:

	2007	2006
	Base Salary	Base Salary
George A. Schaefer, Jr.	$990,018	$990,018
Kevin T. Kabat	900,000	610,000
Robert A. Sullivan	565,600	560,000
Greg D. Carmichael	569,500	531,000
Christopher Marshall	515,000	500,000

Annual Bonuses

2006 VCP. Executive Officers are eligible to participate in the Variable Compensation Plan (the "VCP"). The VCP is authorized under the Incentive Compensation Plan (the "Plan"), which was approved and adopted by the Company’s shareholders in 2004. The Plan allows the Company to issue Annual Incentive Awards (as defined in the Plan) comprised of cash and/or equity awards. The Committee assessed the Company’s performance at its January and February 2007 meetings, and considered a variety of objective and subjective issues related to awards earned under the 2006 VCP to ensure the proper application of its business judgment including:

•	The Company’s relative Operating ROE above the median of its Compensation Peer Group

•	The Company’s EPS below the threshold level established for the Plan

•	The 2006 target compensation of the Company’s Named Executive Officers significantly below that of its Compensation Peer Group

•

The impact of significant changes in Management over the last 12-18 months, including the promotion of certain of the Named Executive Officers and the assumption of new individual roles and responsibilities

•	Decisions made to invest in certain items for future growth in the best long-term interests of the Company

•	Economic conditions that impacted all financial institutions in 2006, and impacted the Company more significantly than its peers

•	The impact of the Company’s balance sheet strategy on 2006 earnings

•	The Company’s strong growth in loans, core deposits, and core fee revenue and a superior efficiency ratio, consistent with those contemplated at the time the Plan was established.

•	The accomplishment of executive management leadership objectives

•	The individual performance of each Named Executive Officer

The Committee considered the preceding items and applied its business judgment to ensure that awards under the Plan are consistent with the Company’s compensation philosophy and with the VCP’s objectives. As a result, the Committee made the following decisions with respect to the 2006 VCP awards:

•	The Company’s performance relative to its peers warranted a payout under the VCP at below target levels to Messrs. Kabat and Sullivan because of the factors outlined above.

•

The Company’s performance relative to its peers warranted a payout under the VCP at slightly above target to Mr. Carmichael because of the factors outlined above and because of the significant additional responsibilities Mr. Carmichael assumed during 2006.

•

The Named Executive Officers (other than the Chairman) were rewarded based on the considerations outlined above and because the formulation of the Company’s balance sheet strategy was not in their direct area of responsibility at that time. Since the impact of the strategy was one of the factors the Committee considered in deciding to pay awards under the VCP to the Named Executive Officers, and since Mr. Schaefer did participate in the development and execution of the balance sheet strategy, the Committee determined that Mr. Schaefer would not receive a payout under the VCP for 2006.

•	Mr. Marshall’s award was guaranteed as a part of his employment offer to join the Company during 2006.

•

The Committee believes that the approved awards result in the appropriate alignment between pay and performance, both absolute and relative to the Company’s Compensation Peer Group. The payouts under the VCP for each of the other Named Executive Officers resulted in annual cash incentive compensation between the 10th and 25th percentiles of the Compensation Peer Group based on 2006 proxy data (which reported actual payouts for 2005 results).

The following table contains the approved Annual Incentive Awards for 2006. The awards will be paid on February 23, 2007 to the Chairman and Chief Executive Officer, Chief Financial Officer, and the three other highest paid Executive Officers of the Company. For comparison, 2005 awards (paid in 2006) are also shown.

Executive Officer	Amount of Annual Incentive Award:
	2006	2005
George A. Schaefer, Jr.	$0	$0
Kevin T. Kabat	$463,600	$0
Robert A. Sullivan	$425,600	$0
Greg D. Carmichael	$440,800	$0
Christopher G. Marshall	$400,000	(1)

(1)	Mr. Marshall first began employment with the Company in May 2006.

2007 VCP. The Committee met in early 2007 and established Performance Goals (as defined in the Plan). The Performance Goals were set in the form of a bonus grid comprised of return on equity, earnings per share, and efficiency ratio results, which produce an incentive bonus pool available for payments in 2008. The bonus amounts in the grid increase based on the Company’s return on equity and efficiency ratio relative to its peers and its earnings per share relative to absolute goals. Annual Incentive Awards are payable in cash (provided, however, that the Committee may designate that all or a portion of such amount may be payable in common stock of the Company).

Change-in-Control Agreements

The Company has historically had no employment contracts, severance agreements or change-in-control agreements with its executives. The Company’s Compensation Committee, however, has determined that its lack of change-in-control agreements has placed the Company at a disadvantage relative to its peers in recruiting and retention of executives, as all members but two of the Company’s compensation peer group have these agreements in place for their executives. As a result, the Compensation Committee approved the implementation of change-in-control agreements for less than 40 of its officers (including Messrs. Kabat, Sullivan, Carmichael and Marshall) in February 2007. The severance benefits conferred in these agreements include 2.99 times the individual’s base salary plus target annual bonus and other benefits, and are effective only in the event of both a change in control and termination of employment. For this purpose, a change in control would occur in any of the following instances:

•	Any person is or becomes the beneficial owner of 25% or more of the Company’s outstanding securities

•	During any consecutive 2-year period, the directors in office in the beginning of such period (or directors who were approved by 2/3 of such directors) cease to constitute a majority of the Board

•

The sale or disposition of substantially all of the Company’s assets or merger or consolidation of the Company with any other corporation unless the voting securities of the Company outstanding prior to such action continue to represent at least 50% of the voting power of the merged or consolidated entity

•	The Company’s shareholders approve a plan of complete liquidation of the Company

The form of these change-in-control agreements has been filed with this Annual Report on Form 10-K for the year ended December 31, 2006 as Exhibit 10.39 and is incorporated by reference to this discussion in its entirety.

Chairman of the Board Compensation Arrangement

The Compensation Committee approved the following compensation structure for George A. Schaefer, Jr. in conjunction with his transition from Chairman and Chief Executive Officer to Chairman of the Board of Directors.

Base Salary. Mr. Schaefer’s base salary will be $990,000 for 2007.

Annual Bonus. Mr. Schaefer’s target under the VCP will be prorated to one-third of the target to reflect the proportion of the year spent in the role of Chairman and Chief Executive Officer.

Long-term Equity-based Compensation. Mr. Schaefer will receive a grant of restricted stock equal to his annual target on April 9, 2007, at the time of the Company’s annual award to all eligible employees. This grant will vest in three equal installments on 1/1/2008, 1/1/2009, and 1/1/2010.

Other Payments. Mr. Schaefer will continue to receive financial planning reimbursement in 2007. Mr. Schaefer will be paid a consulting and non-competition fee in the amount of $250,000 per year for 2008-2010.

Nonqualified Deferred Compensation Plan

Executive Officers of Fifth Third Bancorp are eligible to participate in the Amended and Restated Fifth Third Bancorp Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan is a non-qualified deferred compensation plan, which is not subject to the qualification requirements of Section 401(a) of the Internal Revenue Code. The Deferred Compensation Plan permits participants to defer eligible compensation as specified in the Deferred Compensation Plan.

Eligible compensation deferred by participants is credited with earnings and investment gains and losses based on hypothetical investments in Fifth Third Bancorp Common Stock. Investments in a participant’s Common Stock account are designated in units and no shares of Common Stock will be issued until the participant receives a distribution from the Plan. Amounts deferred are not actually invested in Common Stock. Rather, a grantor trust, which has been created in connection with the Deferred Compensation Plan, holds plan assets.

Fifth Third Bancorp may make an additional contribution in an amount determined for each individual to matching stock account for the participant at the time of such allocation. The Deferred Compensation Plan provides that Fifth Third Bancorp may credit a participant’s Company Common Stock Account with additional amounts, at its sole discretion. Participants are 100% vested at all times in the amounts credited to their accounts under the plan. In addition, participants are credited with dividends on such units of Common Stock which dividends are deemed to be reinvested in additional shares of Common Stock.

The amounts of benefits payable in the future under the plan are not determinable because such benefits depend upon the amount of compensation each participating employee elects to defer and the percentage of compensation that Fifth Third Bancorp, at its sole discretion, may determine to credit to the accounts of the participants.

Long-term Equity-based Incentive Compensation

Executive Officers are eligible to receive awards based on Fifth Third’s Common Stock under the Plan. The following types of long-term equity-based incentive compensation awards may be granted under the Plan:

Stock Appreciation Rights (“SARs”). The Compensation Committee may grant SARs independently of any stock option or in tandem with all or any part of a stock option granted under the Plan. Upon exercise, each SAR entitles a participant to receive an amount equal to the excess of the Fair Market Value (as defined in the Plan) of a share of Common Stock on the date the SAR is exercised over the Fair Market Value of a share of Common Stock on the date the SAR is granted. The payment may be made in shares of Common Stock having a Fair Market Value on the date of exercise equal to the amount due upon the exercise of the SAR, may be paid in cash, or in a combination. Upon exercise of an SAR granted in conjunction with a stock option, the option may be required to be surrendered.

Restricted Stock and Restricted Stock Units. An award of Restricted Stock is an award of shares of Common Stock that may not be sold or otherwise disposed of during a restricted period determined by the Committee. An award of Restricted Stock Units is an award of the right to receive a share of Common Stock after the expiration of a restricted period determined by the Committee. Restricted Stock may be voted by the recipient. To the extent provided by the Committee, dividends on the Restricted Stock and Restricted Stock Units may be payable to the recipient in cash or in additional Restricted Stock or Restricted Stock Units.

Performance Shares and Performance Units. Performance Shares and Performance Units are awards of a fixed or variable number of shares or of dollar-denominated units that are earned by achievement of performance goals established by the Committee. If the applicable performance criteria are met, the shares are earned and become unrestricted with respect to Performance Shares or an amount is payable with respect to the Performance Units. The Committee may provide that a certain percentage of the number of Performance Shares or Units originally awarded may be earned based upon the attainment of the performance goals. Amounts earned under Performance Share and Performance Unit Awards may be paid in Common Stock, cash or a combination of both. During the applicable performance period for an award, the shares may be voted by the recipient and the recipient may be entitled to receive dividends on those shares, at the discretion of the Committee.

Stock Options. Stock Options may be nonqualified stock options or incentive stock options that comply with Code Section 422. The exercise period for any stock option will be determined by the Committee at the time of grant. The exercise price per share for all shares of Common Stock issued pursuant to stock options under the Plan may not be less than 100% of the Fair Market Value of a share of Common Stock on the grant date. Each stock option may be exercised in whole, at any time, or in part, from time to time, after the grant becomes exercisable. The Plan limits the term of any stock option to 10 years and prohibits repricing of options.

Other Incentive Awards. The Committee may grant other types of awards of which may be based in whole or in part by reference to Common Stock or upon the achievement of performance goals or such other terms and conditions as the Committee may prescribe. As required by Code Section 162(m), the Plan provides an annual limit of $4,000,000 on the amount a single participant may earn under any such Other Incentive Award. For purposes of this limitation, any award earned over a period greater than one year is deemed to have been earned ratably over the full and partial calendar years in such period.

Retirement Plans

Fifth Third Bancorp also maintains The Fifth Third Bancorp Master Retirement Plan (the “Retirement Plan”) and The Fifth Third Bancorp Supplemental Retirement Income Plan (the “Supplemental Plan”). The Retirement Plan and Supplemental Plan were frozen as of November 15, 1998 except for employees who were at least age 50 and had 15 years of credited service as of December 31, 1998. For the purpose of computing a benefit under these Plans on December, 31, 2006, Mr. Schaefer had 35 years of credited service. Mr. Schaefer continues to accrue benefits under these Plans. Mr. Kabat has a frozen benefit related to his service with Old Kent Financial Corporation. His annual benefit at age 65 would be approximately $65,400. Mr. Carmichael, Mr. Marshall and Mr. Sullivan joined the Company after these plans were frozen and therefore are not eligible to participate.

Additional Information

The Company intends to provide additional information regarding the compensation awarded to the named executive officers in respect of and during the year ended December 31, 2006, in the proxy statement for the Company’s 2007 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission in March 2007.